Exhibit 99.1

Notice to Former Common Shareholders
of Aurelian Resources Inc.

Toronto, Ontario, December 16, 2008 – Kinross Gold Corporation (TSX: K, NYSE:KGC) would like to provide a reminder of the approaching deadline for certain former common shareholders of Aurelian Resources Inc to make a joint tax election with Kinross.  The deadline for providing the requisite tax information to Kinross is December 29, 2008.  Details regarding the tax election, including eligibility, are contained in the offer documents and at https://www.taxelection.ca/kinross.

For further information:

Erwyn Naidoo
Vice-President, Investor Relations
(416) 365-2744
erwyn.naidoo@kinross.com

Lisa Doddridge
Director, Investor Relations
(416) 369-6480
lisa.doddridge@kinross.com